UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Global Blue Group Holding AG

(Name of Subject Company)

Global Blue Group Holding AG

(Name of Person Filing Statement)

Registered Ordinary Shares, nominal value CHF 0.01 per share

Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share

Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share

(Title of Class of Securities)

H33700107

(CUSIP Number)

Jeremy Henderson-Ross

General Counsel

Zürichstrasse 38,

8306 Brüttisellen

Switzerland

+41 22 363 77 40

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Shift4 Payments, Inc., a Delaware corporation (“Shift4”) and GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding Global Blue shares at an offer price in cash, without interest, to the shareholders of Global Blue of (i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case of (i) through (iii), subject to the terms and conditions set forth in the Offer to Purchase, dated March 21, 2025 (as it may be amended or supplemented from time to time), and the related Letters of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) through (a)(1)(D), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The sixth paragraph under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is amended and supplemented by adding the underlined text and deleting the struck through text as follows:

The Transaction Agreement provides, among other things, that subject to the terms and conditions of the Transaction Agreement, including the satisfaction or waiver of all of the Offer Conditions, as soon as practicable after the Expiration Time (as defined below), Merger Sub will accept for payment all Global Blue Shares validly tendered and not properly withdrawn pursuant to the Offer immediately after the expiration of the Offer (and in any event no later than two business days after the expiration of the Offer (the date and time of such acceptance, the “Acceptance Time”) and Shift4 will cause the payment of the Offer Consideration for such Global Blue Shares promptly after (and, in any event, no later than the second business day after) the Acceptance Time. The Offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on ~~May 20~~ June 5, 2025. On ~~May 21~~ June 6, 2025, Merger Sub announced an extension of the Offer until one minute after 11:59 p.m., New York City time, June ~~5~~ 23, 2025, unless the Offer is further extended or earlier terminated as permitted by the Transaction Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Transaction Agreement, the “Expiration Time”).

Item 9.	Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(L)	Press Release issued by Shift4 Payments, Inc., dated June 6, 2025 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on June 6, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

GLOBAL BLUE GROUP HOLDING AG

Date: June 6, 2025	By:	/s/ Jacques Stern
	Name:	Jacques Stern
	Title:	Chief Executive Officer